Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	March 31,
(Thousands of Dollars)	2016	2015

INCOME
Operating Revenues:
Utility and Energy Marketing Revenues	$637,243	$937,830
Exploration and Production and Other Revenues	622,246	785,110
Pipeline and Storage and Gathering Revenues	205,715	203,863
	1,465,204	1,926,803

Operating Expenses:
Purchased Gas	155,985	433,151
Operation and Maintenance:
Utility and Energy Marketing	195,647	198,289
Exploration and Production and Other	178,161	186,107
Pipeline and Storage and Gathering	84,874	78,948
Property, Franchise and Other Taxes	85,380	89,925
Depreciation, Depletion and Amortization	285,223	386,126
Impairment of Oil and Gas Producing Properties	1,838,803	120,348
	2,824,073	1,492,894

Operating Income (Loss)	(1,358,869)	433,909

Other Income (Expense):
Interest Income	4,695	4,523
Other Income	11,122	6,682
Interest Expense on Long-Term Debt	(110,595)	(89,230)
Other Interest Expense	(3,798)	(4,134)

Income (Loss) Before Income Taxes	(1,457,445)	351,750

Income Tax Expense (Benefit)	(639,812)	128,390

Net Income (Loss) Available for Common Stock	$(817,633)	$223,360

Earnings Per Common Share:
Basic:
Net Income (Loss) Available for Common Stock	$(9.66)	$2.65

Diluted:
Net Income (Loss) Available for Common Stock	$(9.66)	$2.62

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	84,620,502	84,170,033

Used in Diluted Calculation	84,620,502	85,102,075